3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

August 23, 2024

Mr. Dale Welcome

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Spectrum Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023
Response dated June 26, 2024
File No. 001-04219

Dear Mr. Welcome:

Set forth below is the response of Spectrum Brands Holdings, Inc. (the “Company”) to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 31, 2024 (the “Comment Letter”). For your convenience, the text of the comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Form 10-K for Fiscal Year Ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measurements, page 34

1.	Disclosure in your Form 10-K states that Adjusted EBITDA provides useful information to investors because it reflects the ongoing operating performance and trends of your segments, excluding certain non-cash based expenses and/or non-recurring items during each of the comparable periods. Please revise your disclosure in future filings to more clearly explain why Adjusted EBITDA on a consolidated basis is useful to investors as a non-GAAP performance measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company reviewed Item 10(e)(1)(i)(C) of Regulation S-K to address the matter of disclosure on providing a clearer explanation why Adjusted EBITDA on a consolidated basis is useful to investors as a non-GAAP performance measure and will revise our disclosure in future filings as follows (underline used to emphasize additions to existing definition):

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Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP metrics used by management, which we believe are useful to investors to measure the operational strength and performance of our business as it provides investors additional information about our operating profitability by excluding certain non-cash items, non-routine items we do not expect to continue at the same level in the future, as well as other items not considered core to our continuing operations. By providing these measures, together with a reconciliation of the most directly comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives, as we believe securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities, and management and our board of directors regularly use these measures for internal purposes in evaluating our business performance, making budgeting decisions, and comparing our performance against other peer companies using similar measures. They facilitate comparisons between peer companies since interest, taxes, depreciation, and amortization can differ greatly between organizations as a result of differing capital structures and tax strategies. Adjusted EBITDA is also used for determining compliance with the Company’s debt covenants.

2.	We note that Adjusted EBITDA has been disclosed as the measure of profit or loss for your reportable segments pursuant to FASB ASC 280. However, you provide a reconciliation from Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for your reportable segments. In addition, it does not appear that Net income (loss) from continuing operations for your reportable segments includes income tax expense or interest expense. Please tell us how you determined that the presentation provided is consistent with Items 10(e)(1)(i)(A) and (B) of Regulation S-K. For additional guidance, refer to Question 104.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company reviewed Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 104.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures to address the matter of disclosure considering the inclusion of our reportable segments within our reconciliation from Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA.

For purpose of clarification, we had included the adjusted EBITDA for the reportable segments within our reconciliation to present the reconciliation of by segment operating results to the consolidated Adjusted EBITDA. Within that reconciliation, the exclusion of income tax expense by segment is due to income tax not being specifically identifiable to any operating or reportable segment because the operations of the reportable segments are not specifically identifiable by legal entities within the organization and the tax provision is developed through a group consolidation and not defined by any operating or reporting segment, but through legal organization and respective tax regulations and requirements on a global basis. Similarly, the exclusion of interest expense by segment is due to the centralized treasury operations and debt obligations not being specifically identifiable to any operating or reportable segment but through the consolidated needs and requirements of the group, both in supporting the continuing operations of the operating or reportable segments, but also the strategic initiatives of the consolidated group.

In consideration of Items 10(e)(1)(i)(A) and (B) of Regulation S-K and the disclosure guidance provided by Question 104.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, in future filings we will revise our non-GAAP disclosure to exclude Adjusted EBITDA by segment within our reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA and will only present the consolidated results within our reconciliation to avoid further confusion and be aligned with the requirements and interpretations.

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3.	Your March 29 response to comment 2 regarding the Tristar Business acquisition and integration adjustment refers to incremental compensation for personnel supporting transition and integration efforts during the transitionary period. Please quantify these costs for each of the last two fiscal years and describe the roles performed by these personnel.

The Company acknowledges the Staff’s comment and as noted in comment 2 in our March 29 response regarding the Tristar Business acquisition and integration adjustment, we referred to incremental compensation related to costs for personnel supporting the transition and integration efforts during the transitory period. More specifically, these costs are associated with retention bonuses and incentive compensation that was provided to personnel assumed as part of the Tristar Business acquisition, provided for all levels of personnel supporting functions of the acquired business such as accounting and finance, sales and commercial operations and supply chain. The recognition of these retention bonuses and incentive compensation were entered into in consideration of the purchase of the Tristar Business as a benefit to the Company, specifically entered into with the respective personnel upon close of the transaction to support the post-transaction integration and therefore considered a transaction cost of the acquired business, recognized over the service period for those individuals following the close of the transaction. The retention bonuses were approximately $4.5 million and $5.7 million for the years ended September 2023 and 2022, respectively.

4.	Your May 20 response to comment 1 regarding the non-GAAP adjustments for the HPC brand portfolio transitions notes a shift in strategy required for the utilization of your brands towards brand development and acquisition to transition away from use of the Black & Decker tradename (“the B+D tradename”). Please tell us whether actions such as shifts in strategy and managing the transition of your business to new brands are deemed to be a normal activity considering your operations, revenue generating activities, and business strategy. Also, tell us the extent to which “the sizeable investment necessary to transition away from the B+D tradename” was a factor in applying Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures to this adjustment.

The Company acknowledges the Staff’s comment and as noted in comment 1 in our May 20 response regarding the non-GAAP adjustment for the HPC brand portfolio transition, we had considered the non-recurring and unusual nature of the transition away from the B+D tradename was specifically attributable to the relative size and significance, driven by the circumstances from the pending expiration of a license agreement and the purchase of the Tristar Business, creating an irregular significant concentration of costs when considering the guidance in Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Such substantial shifts in strategy are not considered to be normal activity in our operations, but the consideration of the guidance was not directly attributable to the nature of the costs being incurred as we would expect similar operating costs to be recognized to support new product development and commercialization.

Upon further consultation with the guidance and interpretations set forth in Question 100.01 of the Division of Corporate Finance Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, and consideration of the subsequent change in circumstances resulting in the Company suspending the project at the end of the 2023 fiscal year, as noted in comment 2 to our July 26 response, we believe it would be most appropriate to revise in future filings our reporting of consolidated Adjusted EBITDA and reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the annual periods ended September 30, 2023 and 2022, and all interim periods included therein to remove the adjustment associated with the HPC brand portfolio transition. The revision will be reflected within all future filings for historical comparative periods.

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5.	With regards to costs associated with the Global ERP Transformation, your March 29 response to comment 2 notes the non-GAAP adjustments include incremental compensatory costs for a dedicated project management team. Please tell us whether the project management team is made up of employees or external professionals and consultants and describe their roles and responsibilities. In addition, quantify the amount of compensatory costs included in this non-GAAP adjustment for each of the last two fiscal years and the most recent interim period.

The Company acknowledges the Staff’s comment and as noted in comment 2 in our March 29 response regarding the non-GAAP adjustment for Global ERP Transformation included compensatory costs for a dedicated project management team that consists of employees that were designated as dedicated project leads included overall project management for the SAP S/4 HANA implementation initiative, coordinating resources and execution of the program goals and initiatives, and dedicated business process and IT development leads dedicated to the coordination and execution of program requirements. The internal project team was identified and for the development and implementation of the SAP S/4 HANA project and separated from other internal personnel that are supporting the continuing ongoing operations of the Company. Compensatory costs include salaries and benefits of the identified personnel, plus any incentive compensation associated with the successful implementation of the project. Since the project was initiated, the Company has completed its initial pilot deployment late in the year ended September 30, 2023, and has since reduced the requirements and needs of the initiative for subsequent deployments and requirements, reducing the number of dedicated resources within the project team specifically assigned to the transition and has resulted in the termination and severance of respective positions and costs. The remaining project team has been substantially reduced and it is not expected to be absorbed by the Company following the completed implementation with costs to be fully resolved by the end of the fiscal year ending September 30, 2025. The total costs associated with the dedicated internal employee compensation was $2.2 million and $2.5 million during the years ended September 30, 2023 and 2022, respectively, and $2.7 million for the nine-month period ended June 30, 2024.

6.	Your May 20 response to comment 2 regarding the Strategic Plan Development component of the non-GAAP adjustment for Other project costs explains that you engaged with a third-party consulting partner to assist in the development of a long-term strategic plan in consideration of the divestiture transactions that you had executed or were in process of executing. Please describe the services provided by these consultants in greater detail and further explain why costs incurred related to long-term strategic planning are not a normal, recurring operating expense per Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and as noted in comment 2 of our May 20 response letter, the Strategic Plan Development component of the non-GAAP adjustment for Other project costs was attributable to the engagement of a third-party consulting partner to assist in the development of a long-term strategic plan in consideration of divestiture transactions that had been executed or were in process of executing. The nature of the services provided by our consultants were to establish a strategic 5-year path as a pure play pet care and home care business following the completion of divestitures of our HHI business, completed as of June 2023, and our HPC segment which we have been executing on various exit strategies. The development of the 5-year strategic path included development of competitive analysis of the resized organization and performance relative to peers, assessing size and structure of the remaining operations and personnel of the company, assessing near-in adjacency strategy within relevant sectors and geographies, advising on operational topics such as sales & operations planning, SKU rationalization, working capital management, establish revenue growth management strategies, and developing an overall roadmap and integrated models to incorporate overlapping priorities and initiatives.

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The completion of these divestitures substantially changes the size and scope of the Company and requires substantive adjustment in our strategic initiatives, along with the overall operating structure and design of the remaining operations and enabling functions of the Company, to the degree we have not seen since we completed the divestitures of our batteries and global auto care business approximately 5 years previously, requiring similar actions. As previously noted in response to the comment 2 in our May 20 response, we have recognized these as irregular and unusual given the investment is attributable to the divestiture actions being completed which was primarily in consideration of the guidance set forth in Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Given the significance of the divestitures driving a significant shift in size of the remaining organization, their impact relative to the Company’s needs and ability to support its continuing operations and remaining segments, and irregular nature in the development of a transformative strategic analysis and roadmap, we continue to assert that the nature of the costs incurred are appropriate and reflective of non-recurring costs in accordance with the referenced guidance.

7.	We note from your June 26 response to comment 3 that the HPC Business Transformation component of Other project costs includes retention related costs for two key executive positions. Please revise to remove this adjustment as these costs appear to be normal, recurring operating expenses based on Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and will revise in future filings our reporting of consolidated Adjusted EBITDA and reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the annual periods ended September 30, 2023, and all interim periods included therein to remove the adjustment associated with the HPC Business Transformation component of Other project costs discussed in comment 3 of our June 26 response letter. The revision will be reflected within all future filings for comparative periods.

8.	Your May 20 response to comment 2 states that the Business Development Office component of Other project costs primarily consists of personnel costs related to business development activities, diligence, and transformation initiatives. As these costs appear to be normal, recurring operating expenses based on Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please revise to remove the related non-GAAP adjustment.

The Company acknowledges the Staff’s comment and will revise in future filings our reporting of consolidated Adjusted EBITDA and reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the annual periods ended September 30, 2023, and all interim periods included therein to remove the adjustment associated with the Business Development Office component of Other project costs discussed in comment 2 of our May 20 response letter. The revision will be reflected within all future filings for comparative periods.

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9.	In your May 20 response to comment 2, you state that the recognition of the IPL Product Category Exit component of Other project costs was triggered by your decision to completely exit the product category. As the costs related to your exit from the IPL product category, such as the costs incurred to dispose of the remaining product and parts, appear to be normal, recurring operating expenses based on Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please revise to remove this adjustment.

The Company acknowledges the Staff’s comment and will revise in future filings our reporting of consolidated Adjusted EBITDA and reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the annual periods ended September 30, 2023, and all interim periods included therein to remove the adjustment associated with the IPL Product Category Exit component of Other project costs discussed in comment 2 of our May 20 response letter. The revision will be reflected within all future filings for comparative periods.

10.	Your response dated June 26 to comment 4 states that the unallocated shared costs adjustment relates to a shared operating center for the consolidated group attributable to the HHI segment that are excluded from the reporting of discontinued operations. Please revise to remove this non-GAAP adjustment as it appears that these costs are normal, recurring operating expenses based on Question 100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and will revise in future filings our reporting of consolidated Adjusted EBITDA and reconciliation of Net income (loss) from continuing operations to EBITDA and Adjusted EBITDA for all the annual periods ended September 30, 2023, and all interim periods included therein to remove the adjustment associated with unallocated share costs adjustment discussed in comment 4 of our June 26 response letter. The revision will be reflected within all future filings for comparative periods.

11.	We note from your May 20 response to comment 5 that the costs associated with the non-GAAP adjustments for HPC product disposal were contributed by the Tristar Business acquisition, the realization of poor product performance, and quality issues associated with products from the acquisition. Please explain in greater detail why these losses are unusual (e.g., further address the relevant facts and circumstances specific to the Tristar Business acquisition, the timing of the inventory disposition, and the link to product recalls) and clarify the nature of the poor product performance and quality issues noted in your response.

The Company acknowledges the Staff’s comment and as noted in comment 5 of our May 20 response letter, we considered the nature and the non-recurring circumstances of the related inventory disposition to be the consideration for the losses as being unusual. Following the acquisition of the Tristar Business in February 2022, there were substantial negative impacts to the business and partner relationships that were realized and directly attributable to the acquisition and were not previously present until such business was assumed as part of the acquisition. The circumstances leading up to the acquisition, prior to Spectrum’s ownership, attributed to a significant level of inventory being held in retail channels, undisclosed commitments made by the prior owner of the Tristar Business with retail partners and vendors, and misrepresentations that influenced consideration towards the purchase price and ultimately led to the Company being able to recover insurance proceeds as part of the representation and warranty insurance policies acquired. The Company was not aware of such circumstances when the Tristar Business was acquired and impactful to the realized losses and results of operations within our HPC segment in subsequent periods, which further drove the realization of impairments within those subsequent periods.

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Since the acquisition, the legacy Tristar business experienced, among other things, increased levels of retail inventory, significant distribution challenges, reduced sales, increased promotional spending and deductions, higher levels of returns, and overall increased amount of costs. The Company also received higher volume of returns from specific customers with claims indicating high level of quality issues in related products, returning substantial level of stock and requesting significant claims against outstanding credit. Additionally, as part of this, the Company also became subject to product recalls associated with certain acquired inventory, for which the Company has been obligated to facilitate under the CPSC and has incurred costs to do so with actions to pursue recovery from the former owner of the acquired business in accordance with the terms and conditions of the purchase agreement.

The Company pursued further review of the existing product inventory of the acquired business, including assessment over safety claims and detailed product quality reviews, and capabilities and opportunities to pursue alternative or wholesale distribution to alleviate the Company of the acquired inventory. Such analysis was completed in September 2023, and it was determined that the best alternative was to fully discontinue and destroy the selected products from the inventory that were deemed to be damaging to the brand through poor product quality and/or performance, or risk of further safety concern or additional claims.

The Company regularly evaluates its inventory values for excess & obsolete inventory, including the potential disposition of inventory that would result in a loss to the Company. The accumulation of loss recognized was related to the decision by the Company to dispose of the affected inventory through destruction versus mitigating the loss through alternative means, influenced by the losses realized following the acquisition of the Tristar business, further discussed above. The decision to destroy such inventory is unusual relative to the normal consideration of excess & obsolete inventory as the Company regularly uses means to mitigate loss including wholesale or below cost sales, whereas the treatment and result of Tristar related inventory was considered outside the normal course and resolution given the nature and circumstances discussed above.

12.	Please clarify your May 20 response to comment 6 as it does not appear to adequately describe the circumstances leading to the product recalls and explain how the activities and actions taken were event driven and specific to responses required by the CPSC. In addition, explain the statement that facilitating product recalls is not a component of your normal operations and are not a substantial consideration for your product history as risk factor disclosure in your Form 10-K appears to indicate that you may be subject to product liability claims and product recalls in the ordinary course of your business.

The Company acknowledges the Staff’s comment and to further expand on that comment, the product recalls were recognized in response to a negotiated remediation action that was established specifically with the requirements of the CPSC for those products that were detailed within the May 20 response to comment 6 which is not consistent to how matters of product liability are regularly addressed and managed by the Company. We have not experienced a consistent or regular engagement with the CPSC to execute a mandated product recall which varies from our experience in supporting matters of product liability claims.

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In response to the notice of a product recall, we required the assistance of a third-party specialist to support the management of the recall itself in performing such actions as responding to claims from consumers, facilitating and managing the day-to-day execution of the remediation action whether it being cash refund or product replacement or repair, and support the operation of such refund action through administrative reporting to the Company on response and costs. Further, the third-party specialist helps ensure that the recall is executed consistent to the agreed upon remediation actions and documentation needs for the CPSC to ensure the Company is following the requirements and guidelines necessary for proper compliance. Additionally, with the issuance of a recall, we are required to issue stop orders with our customers (i.e., retailers) to suspend any further sale of identified products subject to recall and request that such product on hand be pulled from shelves and sent back to the Company to be properly destroyed, or otherwise destroyed ‘in-field’ with the appropriate documentation and evidence to support the needs and requirements of the remediation action plan with the CPSC. Such actions and activity are outside the normal operations as it is outside the normal course of actions to be taken with any product returns we anticipate within the normal recurring operations of the business.

In response to our product liability matters, there is a risk that experienced claims may be deemed to be pervasive or indicative of a larger risk of loss due which may escalate a requirement to report to the CPSC for the issuance of a product recall. Although we have seen product liabilities claims arise on a frequent basis within the Company’s history, we would consider the issuance of a product recall to be irregular or infrequent, as there has not been a substantial material risk of loss or elevated concern associated with such product liability matters that have risen to the requirements of a product recall. We timely manage and assess product liability claims to assess potential impact and loss given the nature of certain products and risks that may arise with the consumer use of products we manufacture and/or sell, which is the basis for the disclosed risk factor that “The Company may be subject to product liability and product recalls, which could negatively impact its profitability”. While the risk factor may highlight and indicate that there is a risk of product recall along with the risk of product liability, the nature of the risk is not reflective of its frequency or realization that it would occur for actual issuance of a product recall but rather that the realization of a product recall would have a negative effect. As further noted above and in our response to comment 6 in our May 20 response, we would consider that the infrequent and unusual nature of a product recall is consistent to the guidance provided by Question 100.01 of the Division of Corporate Finance Compliance & Disclosure Interpretations on Non-GAAP Financial Measures as is neither normal or recurring to the Company.

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Please feel free to contact Jeremy W. Smeltser, Chief Financial Officer, at (608) 278-6414 or Ehsan Zargar, General Counsel & Corporate Secretary at (608) 275-4924 should you have any further questions regarding this matter.

Sincerely,

/s/ Jeremy W. Smeltser
Jeremy W. Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.

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